Exhibit 99.1

STFS Announces Pricing of $8 Million Public Offering of Class A Ordinary Shares

CHINA, July 03, 2025 (GLOBE NEWSWIRE) -- STAR FASHION CULTURE HOLDINGS LIMITED (NASDAQ: STFS) (the “Company” or “STFS”), a content marketing solutions services provider with a mission to offer high-quality diversified services in China, today announced the pricing of its best efforts public offering of 20,000,000 Class A Ordinary Shares, $0.00001 par value per share, at a public offering price of $0.40 par value per share.

Gross proceeds, before deducting placement agent fees and other offering expenses, are expected to be $8 million. The offering is expected to close on July 7, 2025, subject to customary closing conditions.

WestPark Capital, Inc. acted as a placement agent in connection with this offering.

The securities described above were offered pursuant to a registration statement on Form F-1, as amended (File No. 333- 287377) (the “Registration Statement”), which was declared effective by the Securities and Exchange Commission (the “SEC”) on July 1, 2025. The offering was being made only by means of a prospectus which is a part of the Registration Statement. A final prospectus relating to the offering will be filed with the SEC. Copies may be obtained from WestPark Capital, Inc., 1800 Century Park East, Suite 220, Los Angeles, CA 90067, at +1 (310) 843-9300.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About STAR FASHION CULTURE HOLDINGS LIMITED

STAR FASHION CULTURE HOLDINGS LIMITED (the “Company”) is a content marketing solutions services provider with a mission to offer high-quality diversified services. We offer services focusing on (i) marketing campaign planning and execution; (ii) offline advertising services; and (iii) online precision marketing services. We assist customers in enhancing the effectiveness of their marketing activities and the value of their brand and products through our variety of services offered. The Company first began operations in August 11, 2015 through its operating subsidiary, Xiamen Star Fashion Culture Media Co., Ltd.

Safe Harbor Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to satisfy the closing conditions related to the offering, our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement.

Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

For enquiry, please contact:

STAR FASHION CULTURE HOLDINGS LIMITED

12F, No.611, Sishui Road
Huli District,
Xiamen
People’s Republic of China
Tel: +86 13063138565